Exhibit 1
All references to “our,” “STATS ChipPAC” or the “Company” refer to STATS ChipPAC Ltd. and its consolidated subsidiaries. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of the date of this report. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in the report. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; ability to meet specific conditions imposed for the continued trading or listing of the Company’s securities on the SGX-ST and the NASDAQ; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in product mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests between Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the separate former STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our second quarter of 2007 ended on July 1, 2007, while our second quarter of 2006 ended on June 25, 2006. References to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	December 31,	July 1,
	2006	2007
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$171,457	$196,820
Short-term marketable securities	45,126	33,012
Accounts receivable, net	243,779	224,354
Amounts due from affiliates	2,506	1,805
Other receivables	6,975	13,254
Inventories	111,614	89,645
Prepaid expenses and other current assets	18,364	8,576

Total current assets	599,821	567,466
Long-term marketable securities	15,358	15,133
Property, plant and equipment, net	1,192,830	1,171,505
Investment in equity investee	10,292	10,171
Intangible assets	41,846	39,993
Goodwill	513,512	513,085
Long-term restricted cash	981	980
Prepaid expenses and other non-current assets	83,640	77,387

Total assets	$2,458,280	$2,395,720

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$167,722	$130,358
Payables related to property, plant and equipment purchases	34,277	38,146
Accrued operating expenses	97,627	88,488
Income taxes payable	6,810	4,468
Short-term borrowings	592	—
Amounts due to affiliates	45	61
Current obligations under capital leases	3,680	240
Current installments of long-term debts	61,101	151,784

Total current liabilities	371,854	413,545
Long-term debts, excluding current installments	697,523	534,052
Other non-current liabilities	84,807	92,200

Total liabilities	1,154,184	1,039,797
Minority interest	57,946	54,115
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value; Issued ordinary shares — 2,002,814,117 in 2006 and 2,038,882,523 in 2007	1,847,002	1,880,081
Accumulated other comprehensive loss	(7,714)	(9,093)
Accumulated deficit	(593,138)	(569,180)

Total shareholders’ equity	1,246,150	1,301,808

Total liabilities and shareholders’ equity	$2,458,280	$2,395,720

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 25,	July 1,	June 25,	July 1,
	2006	2007	2006	2007

Net revenues	$418,133	$370,183	$803,842	$760,653
Cost of revenues	(331,327)	(303,236)	(640,443)	(616,147)

Gross profit	86,806	66,947	163,399	144,506

Operating expenses:
Selling, general and administrative	39,914	28,036	79,625	56,035
Research and development	7,909	8,985	14,882	17,170
Tender offer expenses	—	4,114	—	10,922
Impairment of assets held for sale	—	1,725	—	1,725
Restructuring charges	—	990	—	990

Total operating expenses	47,823	43,850	94,507	86,842

Operating income	38,983	23,097	68,892	57,664

Other income (expense), net:
Interest income	1,048	1,633	2,809	3,470
Interest expense	(11,462)	(9,757)	(22,919)	(20,221)
Foreign currency exchange loss	(455)	(405)	(464)	(285)
Equity income (loss) from investment in equity investee	—	177	—	(76)
Other non-operating income (expense), net	294	(151)	569	(110)

Total other expense, net	(10,575)	(8,503)	(20,005)	(17,222)

Income before income taxes	28,408	14,594	48,887	40,442
Income tax expense	(7,211)	(5,782)	(13,129)	(13,433)

Income before minority interest	21,197	8,812	35,758	27,009
Minority interest	(3,177)	(1,383)	(5,722)	(2,533)

Net income	$18,020	$7,429	$30,036	$24,476

Basic net income per ordinary share	$0.01	$0.00	$0.02	$0.01
Diluted net income per ordinary share	$0.01	$0.00	$0.01	$0.01

Basic net income per ADS	$0.09	$0.04	$0.15	$0.12
Diluted net income per ADS	$0.09	$0.04	$0.14	$0.12

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	1,988,133	2,031,435	1,984,671	2,020,633
— diluted	2,158,312	2,186,078	2,156,948	2,180,555
ADS (in thousands) used in per ADS calculation:
— basic	198,813	203,144	198,467	202,063
— diluted	215,831	218,608	215,695	218,056

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Six Months Ended
	June 25,	July 1,
	2006	2007
Cash Flows From Operating Activities
Net income	$30,036	$24,476
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	140,446	122,813
Amortization of leasing prepayments	6,368	11
Debt issuance cost amortization	1,110	1,271
Loss on sale of property, plant and equipment	366	465
Impairment of assets held for sale	—	1,725
Accretion of discount on convertible notes	3,274	2,790
Foreign currency exchange (gain) loss	1,087	(232)
Share-based compensation expense	7,228	4,869
Deferred income taxes	11,351	8,889
Minority interest in income of subsidiary	5,722	2,533
Equity loss from investment in equity investee	—	76
Others	1,767	118
Changes in operating working capital:
Accounts receivable	(51,949)	19,425
Amounts due from affiliates	1,315	701
Inventories	(32,417)	21,917
Other receivables, prepaid expenses and other assets	(14,723)	4,867
Accounts payable, accrued operating expenses and other payables	78,348	(48,589)
Amounts due to affiliates	11	16

Net cash provided by operating activities	189,340	168,141

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$17,157	$16,113
Proceeds from maturity of marketable securities	6,411	4,604
Purchases of marketable securities	(37,060)	(8,753)
Investment in equity investee	(10,154)	—
Acquisition of intangible assets	(3,216)	(2,089)
Purchases of property, plant and equipment	(273,219)	(108,290)
Others, net	2,237	6,567

Net cash used in investing activities	(297,844)	(91,848)

Cash Flows From Financing Activities
Repayment of short-term debts	$(27,858)	$(592)
Repayment of long-term debts	(4,551)	(42,161)
Proceeds from issuance of shares	6,458	12,639
Redemption of convertible notes	—	(36,800)
Proceeds from bank borrowings	44,884	19,389
(Increase) decrease in restricted cash	(7,906)	1
Capital lease payments	(3,506)	(3,440)

Net cash provided by (used in) financing activities	7,521	(50,964)

Net increase (decrease) in cash and cash equivalents	(100,983)	25,329
Effect of exchange rate changes on cash and cash equivalents	788	34
Cash and cash equivalents at beginning of the period	224,720	171,457

Cash and cash equivalents at end of the period	$124,525	$196,820

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended July 1, 2007
(Unaudited)

Note 1:	Interim Statements
     The consolidated balance sheet of STATS ChipPAC Ltd.’s (“STATS ChipPAC” or the “Company”) as of December 31, 2006, which has been derived from audited consolidated financial statements, and the unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America, but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2006 included in STATS ChipPAC’s 2006 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company predominantly utilizes the U.S. Dollar as its functional currency. The Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. Dollar reporting currency, it is translated into U.S. Dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.
     The Company owned approximately 52% of Winstek as of July 1, 2007. The shares of Winstek are listed on the Taiwan over-the-counter securities market.
     Certain reclassifications have been made to prior period amounts to conform with classifications used in the current quarter.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. The second quarter of 2007 ended on July 1, 2007, while the second quarter of 2006 ended on June 25, 2006.
Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     On March 1, 2007, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek Holdings”), announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s outstanding $115.0 million aggregate principal amount of zero coupon convertible notes due 2008 and $150.0 million aggregate principal amount of 2.50% convertible subordinated notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.
     On May 18, 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares and ADSs and $134.5 million aggregate principal amount of the 2.50% convertible subordinated notes due 2008.
     During the three and six months ended July 1, 2007, the Company recorded tender offer expenses of $4.1 million and $10.9 million, respectively, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.

Recent Accounting Pronouncements
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company has adopted FIN 48 effective at the beginning of the first quarter of 2007. See note 4 for information on the adoption of FIN 48.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS 159 on its consolidated financial statements.
Share-Based Compensation
     The Company adopted the fair value recognition provisions of SFAS 123(R) effective December 26, 2005. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 25,	July 1,	June 25,	July 1,
	2006	2007	2006	2007
Cost of revenues	$1,629	$1,069	$3,143	$2,557
Selling, general and administrative	763	722	3,233	1,740
Research and development	391	196	852	572

	$2,783	$1,987	$7,228	$4,869

     The Company issued Restricted Share Units (“RSUs”) and contingent Performance Share Plan awards during the six months ended July 1, 2007 pursuant to the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively. No share options were granted in the three and six months ended July 1, 2007, as the RSP is intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended.
     The Company estimates the grant-date fair value of employee share purchase rights granted prior to August 15, 2006 and share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
     The Company estimates the fair value of RSUs based on the market price of ordinary shares on the date of grant. The fair value of contingent PSP awards is calculated using the market price of ordinary shares on the date of award, adjusted to the market-based performance conditions represented by total shareholders’ return on a certain set of absolute and relative to benchmark company criteria.
     The fair value of share options granted in the three and six months ended June 25, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended	Six Months Ended
	June 25,	June 25,
	2006	2006
Expected term	3 — 7 years	3 — 7 years
Dividend yield	0.0%	0.0%
Risk free interest rate	3.0% — 3.4%	3.0% — 3.4%
Weighted average volatility.	38.8%	39.1%
     SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the three and six months ended July 1, 2007, the windfall tax benefit realized from exercised employee share options was insignificant.
     Concurrently with the tender offer (refer to “Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer” in Note 1), STSPL made an options proposal to all holders of options granted under the STATS ChipPAC share option plans whereby the participating holders would agree not to exercise their options for new shares or to exercise their rights as option holders. During the tender offer period, 85.3 million options were surrendered pursuant to the options proposal.
     The following table summarizes share option activity during the six months ended July 1, 2007:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at January 1, 2007	116,800	$0.99
Lapsed and forfeited	(3,945)	1.20
Surrendered in tender offer	(85,348)	1.02
Exercised	(11,243)	0.62

Options outstanding at July 1, 2007	16,264	$1.69	$301

Exercisable at July 1, 2007	14,707	$1.55	$165

     The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their options. During the three months and six months ended July 1, 2007, the total amount of cash received from the exercise of share options was $1.5 million and $6.8 million, respectively.

     The following table summarizes information about share options outstanding at July 1, 2007:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	7/1/2007	Life	Price	7/1/2007	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	21	2.3 years	$0.14	21	2.3 years	$0.14
$0.22 to $0.29	32	5.4 years	$0.29	32	5.4 years	$0.29
$0.43 to $0.47	1	3.8 years	$0.46	1	3.8 years	$0.46
$0.55 to $0.87	626	5.4 years	$0.75	353	4.5 years	$0.82
$0.91 to $1.07	3	3.8 years	$1.02	3	3.8 years	$1.02
$1.16 to $1.66	14,497	4.8 years	$1.39	13,213	4.6 years	$1.41
$2.04 to $2.61	223	2.4 years	$2.09	223	2.4 years	$2.09
$3.99	861	2.8 years	$3.99	861	2.8 years	$3.99

	16,264	4.7 years		14,707	4.5 years

     The following table summarizes information on RSUs and contingent PSP awards outstanding as of July 1, 2007:

	RSP			Contingent PSP
		Weighted			Weighted
		Average			Average
	Number of	Grant-Date	Aggregate	Number of	Grant-Date	Aggregate
	shares	Fair Value	Intrinsic Value	shares	Fair Value	Intrinsic Value
	(In thousands)		(In thousands)	(In thousands)		(In thousands)
Granted	6,817	$0.85		3,450	$0.85
Lapsed and forfeited	(277)	0.84		(110)	0.85
Vested	—	—	$—	—	—	$—

Outstanding as at July 1, 2007	6,540	$0.85		3,340	$0.85

     The aggregate intrinsic value in the table above represents the value of the shares on the date that the RSUs and contingent PSP awards vest.
     No issue of contingent PSP awards was made during the three months ended July 1, 2007. The fair value of the contingent PSP awards for the six months ended July 1, 2007 was calculated with the following assumptions:

Six Months
Ended
July 1,
2007
Expected term	3 years
Dividend yield	0.0%
Risk free interest rate	3.0%
Weighted average volatility	40.0%
     The terms of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the purchase period which commenced on August 16, 2006 and ended on February 14, 2007 and subsequent purchase periods were revised based on changes approved by the shareholders in April 2006. For these employee share purchase rights, the total number of shares to be purchased under the plan and the Company’s matching contribution of up to 20% of the contribution of the ESPP participants, by transferring or issuing shares or providing cash contribution for the purchase of shares, can vary as the purchase price per share is determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights is determined at the end of the purchase period, on which the number of shares an employee is entitled and the purchase price are determinable. The Company calculates estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares to be purchased under the plan and the level of contribution, as determined in accordance with the terms of the ESPP.

     No issue of shares under the ESPP was made during the three months ended June 25, 2006 and July 1, 2007. Fair value of employee share purchase rights granted in the six months ended June 25, 2006 is estimated on the actual date of grant using Black-Scholes option-pricing model with the following assumptions:

Six Months
Ended June 25,
2006
Expected term	0.5 years
Dividend yield	0.0%
Risk free interest rate	2.7%
Weighted average volatility	35.4%
     As of July 1, 2007, there was $0.1 million of unrecognized share-based compensation expense related to approximately 1.6 million of unvested share option awards net of $0.06 million of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 0.9 years.
     As of July 1, 2007, there were $4.2 million and $2.5 million of unrecognized share-based compensation expenses related to approximately 6.5 million of unvested RSUs and 3.3 million of unvested contingent PSP awards, respectively, net of $0.2 million of estimated RSU forfeitures. These costs are expected to be recognized over a weighted-average period of 1.8 years and 2.7 years for the RSUs and the contingent PSP awards, respectively.
     During the three and six months ended July 1, 2007, the total grant-date fair value of share options that vested were $1.7 million and $8.1 million, respectively. The total intrinsic value of share options exercised during the three and six months ended July 1, 2007 were $1.6 million and $6.7 million, respectively. For the six months ended July 1, 2007, the value of the shares issued for ESPP purchases was $5.8 million. During the three and six months ended July 1, 2007, the employees contributed $0.8 million and $5.9 million to the ESPP, respectively.
Share Repurchase Program
     At the annual general meeting in April 2007, the Company obtained shareholders’ approval for the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of July 1, 2007, the Company had not repurchased any shares.
Other Comprehensive Income (Loss)
     The components of accumulated other comprehensive loss on December 31, 2006 and July 1, 2007 comprised the following (in thousands):

	December 31,	July 1,
	2006	2007

Currency translation loss	$(7,353)	$(7,630)
Unrealized gain (loss) on hedging instruments	676	(158)
Unrealized loss on available-for-sale marketable securities	(1,037)	(1,305)

	$(7,714)	$(9,093)

     Comprehensive income (loss) for the three and six months ended June 25, 2006 and July 1, 2007 were as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 25,	July 1,	June 25,	July 1,
	2006	2007	2006	2007

Net income	$18,020	$7,429	$30,036	$24,476
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	(414)	(376)	(644)	(144)
Realized gain on available-for-sales marketable securities included in net income	—	(52)	—	(124)
Unrealized gain (loss) on hedging instruments	(186)	(65)	1,653	(570)
Realized gain on hedging instruments included in net income	(406)	(285)	(1,183)	(264)
Foreign currency translation adjustment	(129)	532	1,094	(277)

Comprehensive income	$16,885	$7,183	$30,956	$23,097

Hedging Instruments
     The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.
     The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At July 1, 2007, the Company had a series of foreign currency forward contracts with total contract value of approximately $185 million to hedge the operating expenses denominated in Singapore Dollars, South Korean Won and Malaysian Ringgit in order to limit the fluctuations in these foreign currency exchange rates against the U.S. Dollar. These forward contracts qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The duration of these instruments are generally less than 12 months. During the six months ended July 1, 2007, the Company had realized gain of $0.3 million and unrealized loss of $0.6 million, respectively, on its foreign currency forward contracts qualifying as cash flow hedges. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.

Note 2:	Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 31,	July 1,
	2006	2007
Raw materials	$88,339	$71,998
Work-in-progress	19,395	16,957
Finished goods	3,880	690

	$111,614	$89,645

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	July 1,
	2006	2007
Other prepayments and assets	$14,046	$5,626
Deferred income tax assets	289	303
Loans to a vendor	4,029	2,647

	$18,364	$8,576

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 31,	July 1,
	2006	2007
Deferred income tax assets	$39,028	$29,612
Other deposits	285	602
Loans to a vendor	4,412	2,647
Debt issuance cost, net of accumulated amortization of $5,397 and $6,668	9,510	8,239
Assets held for sale	26,259	32,730
Others	4,146	3,557

	$83,640	$77,387

     The Company extended $5.0 million and $15.0 million loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor’s equity. The loans of $5.0 million and $15.0 million are repayable by quarterly installments of $0.4 million and $0.9 million up to June 2007 and December 2008, respectively. During the six months ended July 1, 2007, $3.1 million was repaid.
     In June 2007, the Company entered into an agreement to sell packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”) for an aggregate consideration of $10.0 million payable approximately over two years. The Company has separately classified the related assets of $10.0 million as assets held for sale, a component of other non-current assets. None of these assets have been transferred to Mingxin as of July 1, 2007. These held for sale assets were recorded at the lower of carrying amount or fair value less cost to sell. As a result, the Company recognized an impairment loss of $1.7 million in the three months ended July 1, 2007.
     In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35.0 million payable over four years and a performance-based contingent earn-out of $5.0 million. ANST is a wholly owned subsidiary of Micro Assembly Technologies Limited (“MAT”), of which the Company has a 25% equity interest. As a result of the planned transfer of these assets to ANST, the Company has separately classified the related assets of $29.1 million as assets held for sale, a component of other non-current assets. During the twelve months ended December 31, 2006 and six months ended July 1, 2007, $2.4 million and $4.0 million of the related assets, respectively, have been transferred to ANST and $0.4 million and $0.6 million of gain were recognized in the twelve months ended December 31, 2006 and six months ended July 1, 2007, respectively. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to December 2009.
     Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At July 1, 2007 and December 31, 2006, $1.0 million, were held as long-term restricted cash.
     Property, plant and equipment consist of the following (in thousands):

	December 31,	July 1,
	2006	2007
Cost:
Freehold land	$9,206	$9,184
Leasehold land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	232,945	244,203
Equipment	1,880,982	1,946,071

Total cost	$2,142,997	$2,219,322
Total accumulated depreciation	$(950,167)	$(1,047,817)

Property, plant and equipment, net	$1,192,830	$1,171,505

     Intangible assets consist of the following (in thousands):

	December 31, 2006			July 1, 2007
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(2,658)	$5,042	$7,700	$(3,208)	$4,492
Technology and intellectual property	32,000	(7,733)	24,267	32,000	(9,333)	22,667
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Software, licenses and others	24,855	(12,318)	12,537	26,781	(13,947)	12,834

	$163,855	$(122,009)	$41,846	$165,781	$(125,788)	$39,993

     Amortization expense related to finite-lived intangible assets is summarized as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 25,	July 1,	June 25,	July 1,
	2006	2007	2006	2007
Tradenames	$275	$275	$550	$550
Technology and intellectual property	800	800	1,600	1,600
Customer relationships	12,413	—	24,826	—
Software, licenses and others	946	988	2,191	1,725

	$14,434	$2,063	$29,167	$3,875

     Finite-lived intangible assets are generally amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

July 2, 2007 to December 30, 2007	$3,955
2008	7,538
2009	6,796
2010	5,339
2011	4,492
Thereafter	11,873

Total	$39,993

     The change in the carrying amount of goodwill for the six months ended July 1, 2007 is as follows (in thousands):

Balance as of January 1, 2007	$513,512
Purchase adjustment	(427)

Balance as of July 1, 2007	$513,085

     The purchase adjustment of $0.4 million relates to decrease in tax reserves for uncertain tax position as a result of adoption of FIN 48 at the beginning of fiscal year 2007.

Note 3:	Lines of Credit and Other Borrowings
     As of July 1, 2007, the Company’s total debt outstanding consisted of $686.1 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $115.0 million of zero coupon convertible notes due 2008, $134.5 million of 2.5% convertible subordinated notes due 2008, and other long-term borrowings.
     In May 2007, the Company issued 16.7 million ordinary shares upon conversion of $15.5 million aggregate principal amount of the 2.5% convertible subordinated notes due 2008.
     The Company has lines of credit with Shin Han Bank, Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea with credit limits of $25.0 million, $5.0 million and $14.0 million, respectively. These lines of credit bear interest rate of 5.7% per annum. As of July 1, 2007, the Company had not used these lines of credit and there was no outstanding balance on this facility. These lines of credit are subject to an annual review by the lenders for the continued use of the facilities.
     The Company has two U.S. Dollar term loan facilities of $25.0 million and $5.0 million from Hana Bank, of which $15.6 million and $0.7 million were outstanding as of July 1, 2007. The term loan facilities bear interest rates ranging from 6.7% to 7.6% per annum and interest is payable on a monthly basis. The principal on these loans, except for $3.6 million from the $25.0 million facility, are repayable over eight equal quarterly installments from November 2006 to June 2009. The principal on the $3.6 million loan is repayable at maturity in June 2009. As of July 1, 2007, $0.6 million was held as a restricted deposit with the bank.
     Winstek has a NT$1.8 billion ($54.9 million) floating rate New Taiwan dollar term loan facility with a syndicate of lenders, with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. As of July 1, 2007, Winstek has drawn down NT$1.6 billion ($50.1 million) under the loan, which is repayable in eight equal installments commencing February 27, 2006 and ending on August 27, 2009. The interest rate on the loan is 3.8% per annum and interest on the loan is payable on a monthly basis. During the six months ended July 1, 2007, Winstek repaid $7.2 million and $28.4 million related to scheduled repayment and early repayment, respectively, on the facility. As at July 1, 2007, the outstanding balance on this facility was $7.2 million. This loan is secured by a pledge of equipment with net book value of $47.6 million as of July 1, 2007.
     In August 2006, Winstek obtained another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($109.9 million) with a syndicate of lenders, with Taishin Bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of July 1, 2007, Winstek has drawn down NT$0.5 billion ($15.3 million) under the term loan facility. The term loan facility bears interest at the rate of 2.7% per annum. The principal and interest on the loan is repayable in nine installments commencing 24 months from first draw down date with first eight installments each repaying 11% of the principal and the last installment repaying 12% of the principal. The interest on the loan is payable on a quarterly basis. As of July 1, 2007, the outstanding balance on this facility was $15.3 million.
     Additionally, Winstek has NT$1.2 billion (approximately $35.6 million at July 1, 2007) of other bank and credit facilities from various banks and financial institutions, of which $13.5 million borrowings was outstanding as of July 1, 2007. These credit facilities have varying interest rates ranging from 2.2% to 6.2% per annum and maturities ranging from 2007 through 2012.
     The Company established a syndicated three-year revolving line of credit of $125.0 million in 2006. This line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The facility is irrevocable by the bank syndicate for the three-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of July 1, 2007, the Company had not used this line of credit and there was no outstanding balance on this facility.
     At July 1, 2007, the Company had other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $34.5 million with financial institutions.

Note 4:	Income Taxes
     The Company adopted the provision of FIN 48 effective at the beginning of the first quarter of 2007. As a result of the implementation of FIN 48, the Company recognized an additional $0.5 million liability on unrecognized tax benefits for uncertain tax positions in various jurisdictions and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in an increase to accumulated losses of $0.5 million. In addition, the Company recorded $0.4 million decrease in tax reserves relating to certain tax filings prior to 2004 and adjusted the goodwill related to the acquisition of ChipPAC accordingly by $0.4 million.
     Annually, the Company files income tax returns in various jurisdictions. The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service through a Mutual Agreement Procedure relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to 2001. The years still open to audit by foreign tax authorities, which represent the years still subject to the statute of limitations, in major jurisdictions include Singapore (2000 onward), South Korea (2002 onward), Malaysia (2001 onward), United States (1999 onward) and Taiwan (2002 onward). Audit resolutions could potentially reduce the Company’s unrecognized tax benefits, either because the tax positions are not sustained on audit or because the Company agrees to tax disallowances.

     Changes in share ownership can result in a limitation on the amount of net operating losses and unutilized capital allowances that are available as carryforwards. The Company determined that it has undergone such a change in connection with the tender offer by STSPL in the six months ended July 1, 2007. The Company intends to seek a waiver from the Singapore tax authorities to allow the carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company. The grant of the waiver from the Singapore tax authorities is dependent on the assessment that the substantial change in share ownership is not being made for the purpose of deriving tax benefits or obtaining tax advantage in Singapore.
     The Company recognizes interest and penalties related to the unrecognized tax benefits in income tax expense. As of July 1, 2007, the Company has approximately $0.1 million of such accrued interest and penalties.
     During the three and six months ended July 1, 2007, approximately $1.1 million and $2.4 million, respectively, have been further reserved as liability on unrecognized tax benefits for uncertain tax positions and is accounted for as a current income tax adjustment due to an increase of the current period activity related to uncertain tax positions. It is estimated that the uncertain tax position will increase by approximately the same amount each quarter for the next twelve months. Included in the $10.4 million balance of unrecognized tax benefits at July 1, 2007 are $2.5 million of tax benefits that if recognized, would impact the effective tax rate. Also included in the balance of unrecognized tax benefits as of July 1, 2007, are $7.5 million of tax benefits that, if recognized would result in a decrease to goodwill recorded in purchase business combination.

Note 5:	Earnings Per Share
     Basic earnings per share (“EPS”) is computed using the weighted average number of ordinary shares outstanding. Diluted EPS is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
     The Company excluded certain potentially dilutive securities for each period presented from its diluted earnings per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of June 25, 2006 and July 1, 2007 follows (in thousands):

	Three Months Ended		Six Months Ended
	June 25,	July 1,	June 25,	July 1,
	2006	2007	2006	2007

Convertible notes	126,128	65,618	126,128	65,618
Share plans	110,999	15,899	111,904	15,885
     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended		Six Months Ended
	June 25,	July 1,	June 25,	July 1,
	2006	2007	2006	2007

Net income	$18,020	$7,429	$30,036	$24,476
Adjusted net income	$18,583	$7,933	$31,161	$25,484

Weighted average number of ordinary shares outstanding (basic)	1,988,133	2,031,435	1,984,671	2,020,633
Weighted average dilutive shares from share plans	8,308	9,499	10,406	14,778
Weighted average dilutive convertible notes	161,871	145,144	161,871	145,144

Weighted average number of ordinary and equivalent ordinary shares outstanding (diluted)	2,158,312	2,186,078	2,156,948	2,180,555

Note 6:	Contingent Liabilities
     The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array, (“BGA”), and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intends to defend the lawsuit vigorously. A court determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or an injunction and could have a material adverse effect on the business, financial condition and results of operations of the Company.
     In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17.4 million as of July 1, 2007) was made by the South Korean National Tax Service, (“NTS”), relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”), and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.9 million as of July 1, 2007) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In July 2007, the NTS extended the MAP. Based on the South Korean tax law, the extension period should not exceed 3 years. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of July 1, 2007 is estimated to be 31.8 billion South Korean Won (approximately $34.5 million as of July 1, 2007). As of July 1, 2007, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on our business, financial condition and results of operations.

Note 7:	Subsequent Event
     In July 2007, the Company entered into a definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100.0 million. Under the terms of the agreement, the Company will acquire LSI’s assembly and test operation in Thailand which consists of a facility with approximately 440,000 square feet of floor space, manufacturing equipment and certain other assets. The Company will offer employment contracts to LSI employees in the Thailand facility. LSI will further enter into a long-term supply agreement with the Company for their assembly and test services needs. The transaction is expected to close within 90 days of the agreement, subject to the satisfaction of customary closing conditions and regulatory approvals.

Note 8:	Condensed Consolidating Financial Information
     In connection with the merger with ChipPAC in 2004, the Company assumed the $150.0 million 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC, of which $134.5 million is outstanding as at July 1, 2007. In October 2004, in connection with the filing of the prospectus to register the resale of the 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the 2.5% Convertible Subordinated Notes due 2008 on a subordinated basis.

     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
     In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s wholly owned subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
     The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the $134.5 million 2.5% Convertible Subordinated Notes due 2008 and issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; ChipPAC as issuer of the $134.5 million 2.5% Convertible Subordinated Notes due 2008 and a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2006
In thousands of U.S. Dollars

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457
Short-term marketable securities	2,619	—	—	—	42,507	—	45,126
Accounts receivable, net	75,655	—	—	153,427	14,697	—	243,779
Amounts due from affiliates	480,580	152,734	14,973	93,602	25,833	(765,216)	2,506
Other receivables	2,249	219	3,092	672	743	—	6,975
Inventories	36,996	—	41,871	6,514	26,233	—	111,614
Prepaid expenses and other current assets	6,805	1,158	6,600	1,473	2,328	—	18,364

Total current assets	673,961	154,288	89,039	311,296	136,453	(765,216)	599,821
Long-term marketable securities	15,358	—	—	—	—	—	15,358
Property, plant and equipment, net	332,786	4,261	285,582	237,688	332,523	(10)	1,192,830
Investment in equity investee	10,292	—	—	—	—	—	10,292
Investment in subsidiaries	830,366	14,706	—	86,433	—	(931,505)	—
Intangible assets	3,630	2,039	1,997	31,716	2,464	—	41,846
Goodwill	—	—	304,557	102,129	104,617	2,209	513,512
Long-term restricted cash	—	—	629	—	352	—	981
Prepaid expenses and other non-current assets	22,256	258	25,956	319	34,851	—	83,640

Total assets	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$38,967	$20	$62,945	$10,537	$55,253	$—	$167,722
Payables related to property, plant and equipment purchases	8,048	—	12,340	8,176	5,713	—	34,277
Accrued operating expenses	44,287	9,347	13,210	9,171	21,612	—	97,627
Income taxes payable	—	187	1,663	3,326	1,634	—	6,810
Short-term borrowings	—	—	48	—	544	—	592
Amounts due to affiliates	18,117	1,252	75,398	633,912	36,582	(765,216)	45
Current obligations under capital leases	—	—	3,680	—	—	—	3,680
Current installments of long-term debts	36,800	—	5,070	—	19,231	—	61,101

Total current liabilities	146,219	10,806	174,354	665,122	140,569	(765,216)	371,854
Long-term debts, excluding current installments	496,280	150,000	9,000	—	42,243	—	697,523
Other non-current liabilities	—	—	68,518	9,694	6,595	—	84,807

Total liabilities	642,499	160,806	251,872	674,816	189,407	(765,216)	1,154,184

Minority interest	—	—	—	—	—	57,946	57,946
Total shareholders’ equity	1,246,150	14,746	455,888	94,765	421,853	(987,252)	1,246,150

Total liabilities and shareholders’ equity	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Six Months Ended June 25, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$272,204	$20,000	$282,127	$511,203	$130,868	$(412,560)	$803,842
Cost of revenues	(220,579)	(75)	(239,581)	(452,006)	(108,860)	380,658	(640,443)

Gross profit	51,625	19,925	42,546	59,197	22,008	(31,902)	163,399

Operating expenses:
Selling, general and administrative	27,578	13,667	6,094	52,524	6,404	(26,642)	79,625
Research and development	5,080	2,735	5,057	6,755	601	(5,346)	14,882

Total operating expenses	32,658	16,402	11,151	59,279	7,005	(31,988)	94,507

Operating income (loss)	18,967	3,523	31,395	(82)	15,003	86	68,892

Other income (expense), net:
Interest income	14,519	15	190	1,176	353	(13,444)	2,809
Interest expense	(17,486)	(3,789)	(1,663)	(12,428)	(997)	13,444	(22,919)
Foreign currency exchange gain (loss)	(15)	—	(2,190)	2,074	(333)	—	(464)
Equity income from investment in subsidiaries	12,439	1,700	—	1,896	—	(16,035)	—
Dividend income from subsidiary	2,903	—	—	—	—	(2,903)	—
Other non-operating income (expense), net	9	(58)	2	104	512	—	569

Total other income (expense), net	12,369	(2,132)	(3,661)	(7,178)	(465)	(18,938)	(20,005)

Income (loss) before income taxes	31,336	1,391	27,734	(7,260)	14,538	(18,852)	48,887
Income tax expense	(1,300)	(250)	(8,144)	(1,756)	(1,679)	—	(13,129)

Income (loss) before minority interest	30,036	1,141	19,590	(9,016)	12,859	(18,852)	35,758
Minority interest	—	—	—	—	—	(5,722)	(5,722)

Net income (loss)	$30,036	$1,141	$19,590	$(9,016)	$12,859	$(24,574)	$30,036

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Six Months Ended June 25, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$30,036	$1,141	$19,590	$(9,016)	$12,859	$(24,574)	$30,036
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	42,146	844	25,535	46,735	25,226	(40)	140,446
Amortization of leasing prepayments	6,368	—	—	—	—	—	6,368
Debt issuance cost amortization	1,056	54	—	—	—	—	1,110
(Gain) loss on sale of property, plant and equipment	396	—	1	(26)	(5)	—	366
Accretion of discount on convertible notes	3,274	—	—	—	—	—	3,274
Foreign currency exchange (gain) loss	(126)	—	—	—	1,213	—	1,087
Share-based compensation expense	2,219	871	2,714	846	578	—	7,228
Deferred income taxes	1,300	(8)	8,144	1,394	521	—	11,351
Minority interest in income of subsidiary	—	—	—	—	—	5,722	5,722
Equity income from investment in subsidiaries	(12,439)	(1,700)	—	(1,896)	—	16,035	—
Others	(9)	232	—	300	1,244	—	1,767
Changes in operating working capital:
Accounts receivable	(17,056)	—	—	(33,852)	(1,041)	—	(51,949)
Amounts due from affiliates	(86,708)	1,419	1,706	(22,716)	6,357	101,257	1,315
Inventories	(11,340)	—	(12,363)	(3,638)	(5,076)	—	(32,417)
Other receivables, prepaid expenses and other assets	(11,929)	(8)	(6,276)	(1,264)	1,897	2,857	(14,723)
Accounts payable, accrued operating expenses and other payables	17,528	(1,230)	18,909	8,314	34,827	—	78,348
Amounts due to affiliates	(260)	(1,098)	2,679	81,963	17,984	(101,257)	11

Net cash provided by (used in) operating activities	(35,544)	517	60,639	67,144	96,584	—	189,340

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$17,157	$—	$17,157
Proceeds from maturity of marketable securities	—	—	—	—	6,411	—	6,411
Purchases of marketable securities	—	—	—	—	(37,060)	—	(37,060)
Cash injection in subsidiary	(6,664)	—	—	(19,500)	—	26,164	—
Investment in equity investee	(10,154)	—	—	—	—	—	(10,154)
Acquisition of intangible assets	(876)	(385)	(230)	(1,703)	(22)	—	(3,216)
Purchases of property, plant and equipment	(57,914)	(121)	(75,635)	(33,485)	(114,707)	8,643	(273,219)
Others, net	4,266	—	1,086	3,403	2,125	(8,643)	2,237

Net cash used in investing activities	(71,342)	(506)	(74,779)	(51,285)	(126,096)	26,164	(297,844)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(14,478)	$—	$(13,380)	$—	$(27,858)
Repayment of long-term debts	—	—	—	—	(4,551)	—	(4,551)
Proceeds from issuance of shares, net of expenses	6,458	—	—	—	26,164	(26,164)	6,458
Proceeds from bank borrowings	—	—	16,623	—	28,261	—	44,884
Decrease (increase) in restricted cash and deposits	—	—	116	—	(8,022)	—	(7,906)
Capital lease payments	—	—	(3,506)	—	—	—	(3,506)

Net cash provided by (used in) financing activities	6,458	—	(1,245)	—	28,472	(26,164)	7,521

Net increase (decrease) in cash and cash equivalents	(100,428)	11	(15,385)	15,859	(1,040)	—	(100,983)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	788	—	788
Cash and cash equivalents at beginning of the period	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the period	$44,413	$646	$16,906	$25,724	$36,836	$—	$124,525

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of July 1, 2007
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$96,088	$632	$12,706	$60,806	$26,588	$—	$196,820
Short-term marketable securities	2,609	—	—	—	30,403	—	33,012
Accounts receivable, net	59,890	—	—	151,416	13,048	—	224,354
Amounts due from affiliates	488,361	147,515	23,942	111,255	29,495	(798,763)	1,805
Other receivables	11,440	226	6,854	359	1,157	(6,782)	13,254
Inventories	25,261	—	39,701	6,210	18,473	—	89,645
Prepaid expenses and other current assets	3,080	457	2,077	1,433	1,529	—	8,576

Total current assets	686,729	148,830	85,280	331,479	120,693	(805,545)	567,466
Long-term marketable securities	15,133	—	—	—	—	—	15,133
Property, plant and equipment, net	293,794	4,063	330,172	213,050	330,426	—	1,171,505
Investment in equity investee	10,171	—	—	—	—	—	10,171
Investment in subsidiaries	871,319	14,842	—	99,341	—	(985,502)	—
Intangible assets	4,602	1,960	1,840	29,431	2,160	—	39,993
Goodwill	—	—	304,557	101,702	104,617	2,209	513,085
Long-term restricted cash	—	—	629	—	351	—	980
Prepaid expenses and other non-current assets	17,711	203	18,334	10,306	30,833	—	77,387

Total assets	$1,899,459	$169,898	$740,812	$785,309	$589,080	$(1,788,838)	$2,395,720

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$26,069	$647	$48,096	$13,993	$41,553	$—	$130,358
Payables related to property, plant and equipment purchases	4,026	—	25,689	3,593	4,838	—	38,146
Accrued operating expenses	41,833	7,271	11,310	9,942	24,914	(6,782)	88,488
Income taxes payable	—	346	1,581	2,095	446	—	4,468
Short-term borrowings	—	—	—	—	—	—	—
Amounts due to affiliates	26,293	11,914	83,256	631,980	45,381	(798,763)	61
Current obligations under capital leases	—	—	240	—	—	—	240
Current portions of long-term loans	—	134,500	6,690	—	10,594	—	151,784

Total current liabilities	98,221	154,678	176,862	661,603	127,726	(805,545)	413,545
Long-term debts, excluding current installments	499,070	—	9,600	—	25,382	—	534,052
Other non-current liabilities	360	—	72,670	10,456	8,714	—	92,200

Total liabilities	597,651	154,678	259,132	672,059	161,822	(805,545)	1,039,797

Minority interest	—	—	—	—	—	54,115	54,115
Total shareholders’ equity	1,301,808	15,220	481,680	113,250	427,258	(1,037,408)	1,301,808

Total liabilities and shareholders’ equity	$1,899,459	$169,898	$740,812	$785,309	$589,080	$(1,788,838)	$2,395,720

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Six Months Ended July 1, 2007
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$204,499	$18,656	$290,456	$545,582	$156,925	$(455,465)	$760,653
Cost of revenues	(159,075)	—	(246,245)	(497,076)	(131,551)	417,800	(616,147)

Gross profit	45,424	18,656	44,211	48,506	25,374	(37,665)	144,506

Operating expenses:
Selling, general and administrative	29,073	13,200	7,151	33,147	4,110	(30,646)	56,035
Research and development	6,600	2,963	5,179	8,637	817	(7,026)	17,170
Tender offer expenses	10,119	803	—	—	—	—	10,922
Impairment of assets held for sale	—	—	—	1,725	—	—	1,725
Restructuring charges	990	—	—	—	—	—	990

Total operating expenses	46,782	16,966	12,330	43,509	4,927	(37,672)	86,842

Operating income (loss)	(1,358)	1,690	31,881	4,997	20,447	7	57,664

Other income (expense), net:
Interest income	1,881	1	210	1,947	447	(1,016)	3,470
Interest expense	(17,271)	(1,699)	(1,566)	—	(701)	1,016	(20,221)
Foreign currency exchange gain (loss)	(363)	(1)	(127)	1	205	—	(285)
Equity loss from equity investee	(76)	—	—	—	—	—	(76)
Equity income from investment in subsidiaries	36,529	136	—	12,908	—	(49,573)	—
Dividend income from subsidiary	6,782	—	—	—	—	(6,782)	—
Other non-operating income (expense), net	(302)	(30)	(24)	67	179	—	(110)

Total other income (expense), net	27,180	(1,593)	(1,507)	14,923	130	(56,355)	(17,222)

Income before income taxes	25,822	97	30,374	19,920	20,577	(56,348)	40,442
Income tax expense	(1,346)	(166)	(7,273)	(1,688)	(2,960)	—	(13,433)

Income (loss) before minority interest	24,476	(69)	23,101	18,232	17,617	(56,348)	27,009
Minority interest	—	—	—	—	—	(2,533)	(2,533)

Net income (loss)	$24,476	$(69)	$23,101	$18,232	$17,617	$(58,881)	$24,476

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Six Months Ended July 1, 2007
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities

Net income (loss)	$24,476	$(69)	$23,101	$18,232	$17,617	$(58,881)	$24,476
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	42,827	680	30,071	24,921	24,321	(7)	122,813
Amortization of leasing prepayments	11	—	—	—	—	—	11
Debt issuance cost amortization	1,216	55	—	—	—	—	1,271
Loss (gain) on sale of property, plant and equipment	1,006	—	(1)	(4)	(536)	—	465
Impairment of assets held for sale	—	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	2,790	—	—	—	—	—	2,790
Foreign currency exchange (gain) loss	3	—	—	—	(235)	—	(232)
Share-based compensation expense	1,710	543	2,155	450	11	—	4,869
Deferred income taxes	1,346	—	7,259	103	181	—	8,889
Minority interest in income of subsidiary	—	—	—	—	—	2,533	2,533
Equity income from investment in subsidiaries	(36,529)	(136)	—	(12,908)	—	49,573	—
Equity loss from investment in equity investee	76	—	—	—	—	—	76
Others	24	—	69	56	(31)	—	118
Changes in operating working capital:
Accounts receivable	15,763	—	—	2,013	1,649	—	19,425
Amounts due from affiliates	7,719	5,219	(8,969)	(17,653)	(3,662)	18,047	701
Inventories	11,733	—	2,118	304	7,762	—	21,917
Other receivables, prepaid expenses and other assets	(4,822)	693	1,817	258	139	6,782	4,867
Accounts payable, accrued operating expenses and other payables	(15,353)	(1,289)	(12,835)	3,095	(22,207)	—	(48,589)
Amounts due to affiliates	8,176	(4,838)	7,858	(1,932)	8,799	(18,047)	16

Net cash provided by operating activities	62,172	858	52,643	18,660	33,808	—	168,141

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$16,113	$—	$16,113
Proceeds from maturity of marketable securities	—	—	—	—	4,604	—	4,604
Purchases of marketable securities	—	—	—	—	(8,753)	—	(8,753)
Cash injection in subsidiary	(1,119)	—	—	—	—	1,119	—
Acquisition of intangible assets	(1,080)	(280)	(278)	(293)	(158)	—	(2,089)
Purchases of property, plant and equipment	(20,531)	(123)	(65,631)	(14,430)	(26,518)	18,943	(108,290)
Others, net	11,750	—	4,737	1,261	7,762	(18,943)	6,567

Net cash used in investing activities	(10,980)	(403)	(61,172)	(13,462)	(6,950)	1,119	(91,848)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(48)	$—	$(544)	$—	$(592)
Repayment of long-term debts	—	—	(1,380)	—	(40,781)	—	(42,161)
Proceeds from issuance of shares, net of expenses	12,639	—	—	—	1,119	(1,119)	12,639
Redemption of convertible notes	(36,800)	—	—	—	—	—	(36,800)
Proceeds from bank borrowings	—	—	3,600	—	15,789	—	19,389
Decrease in restricted cash	—	—	—	—	1	—	1
Capital lease payments	—	—	(3,440)	—	—	—	(3,440)

Net cash used in financing activities	(24,161)	—	(1,268)	—	(24,416)	(1,119)	(50,964)

Net increase (decrease) in cash and cash equivalents	27,031	455	(9,797)	5,198	2,442	—	25,329
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	34	—	34
Cash and cash equivalents at beginning of the year	69,057	177	22,503	55,608	24,112	—	171,457

Cash and cash equivalents at end of the year	$96,088	$632	$12,706	$60,806	$26,588	$—	$196,820

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC on March 12, 2007. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our second quarter of 2007 ended on July 1, 2007, while our second quarter of 2006 ended on June 25, 2006. References to “$” are to the lawful currency of the United States of America. The noon buying rate in The City of New York on July 1, 2007 was 922.60 South Korean Won per $1.00 for cable transfers in South Korean Won, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won amounts have been translated into U.S. Dollar amounts based on this exchange rate.
Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the skill to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power, array, memory card and wafer level chip-scale packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers, integrated passive device, and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package and flip-chip, as well as Ball Grid Array (“BGA”), packages and wafer level chip-scale packages.
     We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their needs.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan (including our 52% owned subsidiary, Winstek). We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in Singapore, South Korea, China, Malaysia, Taiwan, the United States, the United Kingdom, the Netherlands and Japan. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
     In July 2007, we entered into a definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100.0 million. Under the terms of the agreement, we will acquire LSI’s assembly and test operation in Thailand which consists of a facility with approximately 440,000 square feet of floor space, manufacturing equipment and certain other assets. We will offer employment contracts to LSI employees in the Thailand facility. LSI will further enter into a long-term supply agreement with us for their assembly and test services needs. The transaction is expected to close within 90 days of the agreement, subject to the satisfaction of customary closing conditions and regulatory approvals.
Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     On March 1, 2007, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek Holdings”), announced its intention to launch a voluntary conditional cash tender offer for our ordinary shares and American Depositary Shares (“ADSs”) that STSPL did not already own. The tender offer also included an offer by STSPL for our outstanding $115.0 million aggregate principal amount of zero coupon convertible notes due 2008 and $150.0 million aggregate principal amount of 2.50% convertible subordinated notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.
     On May 18, 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares and ADSs and $134.5 million aggregate principal amount of the 2.50% convertible subordinated notes due 2008.
     During the three and six months ended July 1, 2007, we recorded tender offer expenses of $4.1 million and $10.9 million, respectively, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.
Results of Operations
Three and six months ended July 1, 2007 compared to three and six months ended June 25, 2006
Net Revenues
     We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $370.2 million and $760.7 million in the three and six months ended July 1, 2007, respectively, a decrease of 11.5% and 5.4% compared to $418.1 million and $803.8 million in the three and six months ended June 25, 2006, respectively. The decrease was primarily due to weak demand from certain large customers.
     Our packaging revenues in the three and six months ended July 1, 2007 decreased 10.3% and 3.3% to $276.1 million and $571.1 million, respectively, compared to the same periods in 2006. Unit volumes of our total packaging in the three and six months ended July 1, 2007 were 17.1% and 6.5% lower compared to the same periods in 2006 and resulted in a decrease of $52.7 million and $30.8 million in revenue, respectively. The average selling prices for our services have generally declined over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in the three and six months ended July 1, 2007 increased 7.1% and 2.9% compared to the three and six months ended June 25, 2006, primarily due to favorable changes in product mix, which partially offset our decrease in revenue by $21.0 million and $11.5 million, respectively. Revenues from test and other services in the three and six months ended July 1, 2007 decreased 14.7% and 11.2% to $94.1 million and $189.6 million, respectively, compared to the three and six months ended June 25, 2006.
     In the three and six months ended July 1, 2007, revenue contribution from the communications market decreased 7.3% and 5.1% over the same periods in 2006, respectively, and represented 50.0% and 51.3% of our revenues in the three and six months ended July 1, 2007, respectively, compared to 57.3% and 56.4% of our revenues in the same periods in 2006, respectively. Revenue contribution from consumer, multi-applications and other markets in the three and six months ended July 1, 2007 increased 11.6% and 9.2% compared to the same periods in 2006, respectively, and represented 35.2% and 33.2% of our revenues in the three and six months ended July 1, 2007, respectively. Revenue contribution from the personal computer market in the three and six months ended July 1, 2007 decreased 4.2% and 4.1% over the same periods in 2006, respectively, and represented 14.8% and 15.5% of our revenues in the three and six months ended July 1, 2007. We expect to continue to depend on the communications, consumer and multi-applications, and personal computer markets for substantially all of our net revenues.
Gross Profit
     Gross profit in the three and six months ended July 1, 2007 was $66.9 million and $144.5 million, respectively, a decrease of $19.9 million and $18.9 million compared to $86.8 million and $163.4 million in the same periods in 2006, respectively. Gross profit as a percentage of revenues was 18.1% and 19.0% in the three and six months ended July 1, 2007, respectively, compared to 20.8% and 20.3% in the same periods in 2006. Gross profit in the three and six months ended July 1, 2007 included $1.1 million and $2.6 million of share-

based compensation expense under SFAS 123(R), a decrease of $0.5 million in each of the three and six months ended July 1, 2007 compared to $1.6 million and $3.1 million in the same periods in 2006, respectively, which reduced gross margin by 0.3% in each of the three and six months ended July 1 2007. In the three and six months ended July 1, 2007, gross profit decreased primarily as a result of lower revenue and lower overall equipment utilization, partially offset by the impact of favorable changes in product mix to our overall average selling prices and continued cost control measures. Overall equipment utilization was approximately 74% in the three months ended July 1, 2007 compared to approximately 77% in the same period in 2006. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as external global economic factors affect fluctuations in gold and oil prices which impact our cost of materials and affect the currency strengthening of the Singapore Dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. Dollar when compared to the same periods in 2006.
Selling, General and Administrative
     Selling, general and administrative expenses were $28.0 million and $56.0 million in the three and six months ended July 1, 2007, a decrease of 29.8% and 29.6% compared to $39.9 million and $79.6 million in the three and six months ended June 25, 2006, respectively. As a percentage of revenues, selling, general and administrative expenses were 7.6% and 7.4% in the three and six months ended July 1, 2007 compared to 9.5% and 9.9% in the same periods in 2006, respectively. The decrease in selling, general and administrative expenses in the three and six months ended July 1, 2007 primarily was a result of certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortized and lower share-based compensation expense partially offset by higher payroll expense resulting from an increased number of employees and increased cost of general business support. In the three and six months ended July 1, 2007, share-based compensation expense under SFAS 123(R) was $0.7 million and $1.7 million, respectively, compared to $0.8 million and $3.2 million in the same periods in 2006, respectively.
Research and Development
     Research and development expenses were $9.0 million and $17.2 million in the three and six months ended July 1, 2007, an increase of $1.1 million and $2.3 million, respectively, compared to $7.9 million and $14.9 million in the same periods in 2006. Research and development expenses increased primarily due to an increase in number of employees and the establishment of a new facility for the research and development of advanced wafer integration technology. As a percentage of revenues, research and development expenses were 2.4% and 2.3% in the three and six months ended July 1, 2007 compared to 1.9% in each of the same period in 2006.
Tender Offer Expenses
     During the three and six months ended July 1, 2007, we incurred $4.1 million and $10.9 million, respectively, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer from Singapore Technologies Semiconductors Pte Ltd, a wholly-owned subsidiary of Temasek Holdings (Private) Limited.
Impairment of Assets Held for Sale
     In the three months ended July 1, 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test assets related to our discrete power business.
Restructuring Charges
     In the three months ended July 1, 2007, we reduced our workforce by 143 employees following from a restructuring plan to realign our organization’s structure and efficiency. Severance and related charges of $1.0 million were expensed in the three months ended July 1, 2007.
Net Interest Income (Expense)
     Net interest expense was $8.1 million and $16.8 million in the three and six months ended July 1, 2007 compared to $10.4 million and $20.1 million in the same periods in 2006, respectively. Interest income was $1.6 million and $3.5 million in the three and six months ended July 1, 2007 compared to $1.0 million and $2.8 million in the same periods in 2006, respectively. The increase in interest income in the three and six months ended July 1, 2007 was primarily due to an increase in cash equivalents held by us compared to the same periods in 2006.
     Interest expense was $9.8 million and $20.2 million in the three and six months ended July 1, 2007, respectively, compared to $11.5 million and $22.9 million in the three and six months ended June 25, 2006, respectively. The decrease in interest expense was primarily due to our repurchase of $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 in October 2006, the redemption of our remaining $31.5 million aggregate principal amount of our 1.75% convertible notes upon maturity in March 2007 and lower long-term debts in Taiwan, partially offset by an increase in long-term debts in South Korea in the three and six months ended July 1, 2007, compared to the same periods in 2006. Total outstanding interest-bearing debt was $686.1 million and $836.5 million as of July 1, 2007 and June 25, 2006, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange loss was $0.4 million and $0.3 million in the three and six months ended July 1, 2007, respectively, compared to $0.5 million in each of the same period in 2006. These non-cash losses were due primarily to the fluctuations between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won and the Chinese Renminbi.
Other Non-Operating Income (Expense), Net
     Net other non-operating expense was $0.2 million and $0.1 million in the three and six months ended July 1, 2007 compared to net other non-operating income of $0.3 million and $0.6 million in the three and six months ended June 25, 2006, respectively.
Income Tax Expense
     Quarterly income tax expense was calculated using an estimate of the effective tax rate for the year. Our consolidated income tax expense was $5.8 million and $13.4 million in the three and six months ended July 1, 2007 compared to $7.2 million and $13.1 million in the three and six months ended June 25, 2006, respectively. The $5.8 million and $13.4 million tax expense included adjustments to the effective tax rate related to tax benefits recognized of $0.5 million and $1.3 million increase in valuation allowance.
Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash, cash equivalents and marketable securities. As of July 1, 2007 we had cash, cash equivalents and marketable securities of $245.0 million. We also have available lines of credit and banking facilities consisting of loans, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $439.4 million, of which $113.0 million was utilized as of July 1, 2007. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditures to be approximately $250.0 million in 2007 as our capital expenditure spending continues to be targeted at demand that we see from our customers and on long-term strategic investments. We spent $55.4 million and $112.2 million on capital expenditures in the three and six months ended July 1, 2007, compared to $112.5 million and $245.3 million in the same periods in 2006, respectively.
     At the annual general meeting in April 2007, our shareholders approved the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
     In July 2007, we entered into a definitive agreement with LSI to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100.0 million, payable over the next four years. The transaction is expected to close within 90 days of the agreement, subject to the satisfaction of customary closing conditions and regulatory approvals. We expect to finance the purchase price with our working capital, including our current cash and cash equivalents.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as capital lease and debt service repayment obligations through to June 2008. Our debt service repayment obligations through to June 2008 include our obligation to meet the maturity of the outstanding $134.5 million aggregate principal amount of our 2.5% convertible subordinated notes due 2008 held by STSPL subsequent to the tender offer and the redemption of the outstanding $115.0 million aggregate principal amount of our zero coupon convertible notes due 2008 if our noteholders exercise their put options thereunder in November 2007. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Total Borrowings
     As of July 1, 2007, our total debt outstanding consisted of $686.1 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $115.0 million of zero coupon convertible notes due 2008, $134.5 million of 2.5% convertible subordinated notes due 2008, and other long-term borrowings.
     In 2006, we increased our total term loan facilities from Hana Bank in South Korea to $30.0 million, an increase of $15.0 million over 2005. During 2005, we borrowed $8.5 million under these facilities for general corporate purposes. During 2006, we borrowed $12.0 million under these facilities to finance our purchase of a building and land in South Korea. These borrowings are repayable over eight equal quarterly installments from November 2006 to June 2009. In the six months ended July 1, 2007, we borrowed an additional $3.6 million under these facilities. The $3.6 million is repayable at maturity in June 2009. These loan bear interest rates ranging from 6.7% to 7.6% per annum and interest is payable on a monthly basis. As of July 1, 2007, $16.3 million was outstanding.
     In 2006, Winstek borrowed NT$1.6 billion ($50.1 million as of July 1, 2007) under its NT$1.8 billion ($54.9 million as of July 1, 2007) floating rate New Taiwan dollar term loan facility, obtained from a syndicate of lenders with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. The interest rate on the loan is 3.8% per annum and interest on the loan is payable on a monthly basis. This facility is secured by a pledge of Winstek’s equipment with net book value of $47.6 million as of July 1, 2007. The proceeds from this facility were primarily used to repay certain of Winstek’s other credit facilities. Further in 2006, Winstek obtained another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($109.9 million) with a syndicate of lenders, with Taishin Bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of July 1, 2007, Winstek has drawn down NT$0.5 billion ($15.3 million) under the term loan facility. The term loan facility bears an interest rate of 2.7% per annum. The principal and interest on the loan is repayable in nine installments commencing 24 months from first draw down date with first eight installments each repaying 11% of the principal and the last installment repaying 12% of the principal. The interest on the loan is payable on a quarterly basis.
     In October 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011. We paid a total amount of $50.5 million (excluding interest) in respect of the notes. The repurchase was financed with our current working capital, including our cash and cash equivalents.
     In March 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our current working capital, including our cash and cash equivalents.
     In May 2007, we issued 16.7 million ordinary shares upon conversion of $15.5 million aggregate principal amount of our 2.5% convertible subordinated notes due 2008.
Special Tax Status
     We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board, or EDB, to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we were refunded $5.0 million of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.

Off-Balance Sheet Arrangements
     We provided a tax guarantee to the South Korean tax authorities as discussed below. We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc. assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations are approximately $252.7 million as of July 1, 2007.
Contractual Obligations
     Our total commitments on our loans, capital lease, operating leases, other obligations and agreements as of July 1, 2007, were as follows (in thousands):

	Payments Due
				More
	Within 1	1-3	3-5	Than 5
	Year	Years	Years	Years	Total
On balance sheet commitments:
Zero coupon convertible notes due 2008 (1)(2)	$—	$134,070	$—	$—	$134,070
2.5% convertible subordinated notes due 2008 (2)	134,500	—	—	—	134,500
6.75% senior notes due 2011 (2)	—	—	215,000	—	215,000
7.5% senior notes due 2010 (2)	—	—	150,000	—	150,000
Capital lease obligations (2)	240	—	—	—	240
Long-term loans (2)	17,284	27,633	6,917	432	52,266
Other non-current liabilities (3)	—	—	—	—	—

Total on balance sheet commitments	$152,024	$161,703	$371,917	$432	$686,076

Off balance sheet commitments:
Operating leases	$14,523	$18,945	$17,774	$41,556	$92,798
Royalty/ licensing agreements	7,845	15,423	14,868	—	38,136
Contingent payments to Cirrus	250	—	—	—	250
Purchase obligations:
— Capital commitments	28,249	—	—	—	28,249
— Inventory purchase commitments	93,310	—	—	—	93,310

Total off balance sheet commitments	$144,177	$34,368	$32,642	$41,556	$252,743

Total commitments	$296,201	$196,071	$404,559	$41,988	$938,819

Notes:
(1)	On maturity of the zero coupon convertible notes due 2008, we are required to pay the note holders 123.4% of the principal amount. Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.
(2)	The convertible notes, senior notes, capital lease obligations, short-term and long-term loans agreements contain provisions for the payment of interest either on maturity or on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, 1-3 years, 3-5 years and more than five years amount to $30.8 million, $60.7 million, $27.5 million and $0.003 million, respectively.
(3)	Our other non-current liabilities as of July 1, 2007 were $92.2 million, including $29.9 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.
Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, we, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc., has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that we are in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to us. We believe that we have a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit, we cannot accurately predict the ultimate outcome and it could result in significant liability and/or an injunction and could have a material adverse effect on our business, financial condition and results of operations.
     In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17.4 million as of July 1, 2007) was made by the South Korean National Tax Service (“NTS”), relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”), and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.9 million as of July 1, 2007) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In July 2007, the NTS extended the MAP. Based on the South Korean tax law, the extension period should not exceed 3 years. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of July 1, 2007 is estimated to be 31.8 billion South Korean Won (approximately $34.5 million as of July 1, 2007). As of July 1, 2007, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on our business, financial condition and results of operations.
Cash Flows From Operating Activities
     In the six months ended July 1, 2007, cash provided by operations was $168.1 million compared to $189.3 million in the six months ended June 25, 2006. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in assets and liabilities. In the six months ended July 1, 2007, non-cash related items included $124.1 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $4.9 million related to share-based compensation expense, $2.8 million from the accretion of discount, $8.9 million from the deferred taxes, $2.5 million from the minority interest in income of our subsidiary, $1.7 million from impairment of assets held for sale and $0.5 million loss from sale of equipment. In the six months ended June 25, 2006, non-cash related items included $147.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $7.2 million related to share-based compensation expense, $3.3 million from the accretion of discount, $11.4 million from the deferred taxes, $5.7 million from the minority interest in income of our subsidiary and $0.4 million loss on sale of equipment.
     Working capital uses of cash included decreases in accounts payable, accrued operating expenses and other payables. Working capital source of cash included decreases in accounts receivables, amount due from affiliates, inventories, other receivables, prepaid expenses and other assets, and increase in amount due to affiliates. Inventories as of July 1, 2007 were lower as compared to December 31, 2006 levels. Additionally, accounts receivables were also lower compared to December 31, 2006 with better cash collections and reduced revenue level. Accounts and other payables decreased as compared to December 31, 2006 primarily due to larger cash payments made in the six months ended July 1, 2007 and reduced purchasing level.
Cash Flows From Investing Activities
     In the six months ended July 1, 2007, cash used in investing activities was $91.8 million compared to $297.8 million in the six months ended June 25, 2006. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $108.3 million in the six months ended July 1, 2007 and $273.2 million during the same period in 2006. We experienced a decrease in capital expenditure in the six months ended July 1, 2007 as we continue our discipline with capital expenditure spending. In the six months ended July 1, 2007 and June 25, 2006, we invested $2.1 million and $3.2 million, respectively, in the acquisition of software, licenses and other intangible assets. In the six months ended July 1, 2007 and June 25, 2006, we purchased marketable securities of $8.8 million and $37.1 million, received proceeds from the sale and maturity of our marketable securities of $20.7 million and $23.6 million, respectively.
Cash Flows From Financing Activities
     In the six months ended July 1, 2007, cash used in financing activities was $51.0 million compared to cash provided by financing activities of $7.5 million in the six months ended June 25, 2006. In the six months ended July 1, 2007, we borrowed $19.4 million and repaid $42.8 million compared to $44.9 million and $32.4 million, respectively, for the same period in 2006. In the six months ended July 1, 2007, we redeemed the remaining $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including interest) at an aggregate consideration of $36.8 million. In addition, we made $3.4 million and $3.5 million of capital lease payments in the six months ended July 1, 2007 and June 25, 2006, respectively. In the six months ended July 1, 2007 and June 25, 2006, we reduced our restricted cash by $0.001 million and increased our restricted cash by $7.9 million, respectively. In the six months ended July 1, 2007 and June 25, 2006, we received $12.6 million and $6.5 million, respectively, from the issuance of new ordinary shares through our share plans. The total numbers of ordinary shares issued in the six months ended July 1, 2007 and June 25, 2006 were 19.4 million and 12.6 million, respectively, excluding the issuance of 16.7 million ordinary shares from the conversion of $15.5 million of our 2.5% convertible subordinated notes due 2008 in the six months ended July 1, 2007.